UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Global Employment Holdings, Inc.
(Name of Issuer)
Common Stock, $.001 par value per share
(Title of Class of Securities)
378971105
(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
April 16, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	378971105

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Victory Park Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,279,465*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10.	SHARED DISPOSITIVE POWER

1,279,465*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,279,465*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.13%

14.	TYPE OF REPORTING PERSON

OO
* Excludes 3,397,901 shares of common stock, par value $.001 per share (the “Common Stock”) of Global Employment Holdings, Inc. (the “Issuer”) issuable upon conversion of convertible notes (the “Notes”) of the Issuer and 1,948,345 shares of Common Stock issuable upon conversion of convertible preferred stock (the “Preferred Stock”) of the Issuer, which Notes and Preferred Stock are subject to so-called “blocker” provisions prohibiting the holder from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock.

CUSIP No.	378971105

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Victory Park Credit Opportunities Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,279,465*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10.	SHARED DISPOSITIVE POWER

1,279,465*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,279,465*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.13%

14.	TYPE OF REPORTING PERSON

OO
* Excludes 3,397,901 shares Common Stock issuable upon conversion of convertible notes of the Issuer and 1,948,345 shares of Common Stock issuable upon conversion of Preferred Stock, which Notes and Preferred Stock are subject to so-called “blocker” provisions prohibiting the holder from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock.

CUSIP No.	378971105

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Jacob Capital, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7.	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,279,465*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10.	SHARED DISPOSITIVE POWER

1,279,465*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,279,465*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.13%

14.	TYPE OF REPORTING PERSON

OO
* Excludes 3,397,901 shares Common Stock issuable upon conversion of convertible notes of the Issuer and 1,948,345 shares of Common Stock issuable upon conversion of Preferred Stock, which Notes and Preferred Stock are subject to so-called “blocker” provisions prohibiting the holder from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock.

CUSIP No.	378971105

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Richard Levy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,279,465*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10.	SHARED DISPOSITIVE POWER

1,279,465*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,279,465*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.13%

14.	TYPE OF REPORTING PERSON

IN
* Excludes 3,397,901 shares Common Stock issuable upon conversion of convertible notes of the Issuer and 1,948,345 shares of Common Stock issuable upon conversion of Preferred Stock, which Notes and Preferred Stock are subject to so-called “blocker” provisions prohibiting the holder from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock.

Item 1. Security and Issuer
     This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”), of Global Employment Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 10375 Park Meadows Drive, Suite 375, Lone Tree, Colorado 80124.
     As of April 27, 2009, the Reporting Persons (as hereinafter defined) beneficially owned an aggregate of 1,279,465 shares of Common Stock (the “Subject Shares”), representing approximately 12.13% of the outstanding Common Stock. Each of the Reporting Persons may also be deemed to be the beneficial owner of 3,397,901 shares of Common Stock issuable upon conversion of convertible notes (the “Notes”) of the Issuer and 1,948,345 shares of Common Stock issuable upon conversion of convertible preferred stock, par value $0.01 per share (the “Preferred Stock”), of the Issuer. The Notes and the Preferred Stock are subject to so-called “blocker” provisions prohibiting the Reporting Persons from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock. Accordingly, based on the number of outstanding shares of Common Stock as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended January 4, 2009 (the “2009 10-K”), the Reporting Persons may not currently convert the Notes or the Preferred Stock. Consequently, the 5,346,246 shares of Common Stock issuable to the Reporting Persons upon conversion of the Notes and the Preferred Stock have not been included in the number of Subject Shares beneficially owned by the Reporting Persons.
Item 2. Identity and Background
(a), (f)	This Schedule 13D is being filed by: (i) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (ii) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”); (iii) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); and (iv) Richard Levy, a citizen of the United States of America (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated April 27, 2009, a copy of which is attached hereto as Exhibit 1.

(b)	The business address of each of the Reporting Persons, other than the Fund, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for the Fund, is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands.

(c)	The principal business of Capital Advisors is serving as investment manager for the Fund, which is the record holder of the Subject Shares. Jacob Capital’s principal business is serving as the manager of Capital Advisors. The principal occupation of Richard Levy is serving as the sole member of Jacob Capital.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Fund purchased the Subject Shares for a total consideration (including brokerage commissions) of approximately $867,463.00. The source of funds for such transactions was derived from the capital of the Fund.
Item 4. Purpose of Transaction
     The Reporting Persons initially reported their investment on a Schedule 13G filed on July 24, 2008, as amended on February 17, 2009 and March 13, 2009. The Reporting Persons initially acquired the Subject Shares for investment purposes in the ordinary course of business. The Reporting Persons subsequently acquired additional Notes in an amount that gave the Reporting Persons the ability to exercise control over any vote or consent of the holders of the Notes. Accordingly, with respect to certain transactions of the Issuer that require consent of the Note holders, the Reporting Persons have the power to veto such transaction.
     From time to time the Reporting Persons have engaged in discussions with the board of directors and management of the Issuer concerning the Reporting Persons’ investments in the Issuer and the business and strategic direction of the Issuer. On April 16, 2009, at the Issuer’s invitation, a representative of Capital Advisors met with the board of directors and management of the Issuer to discuss the macroeconomic environment, including the capital markets, and potential strategies that the Issuer may consider pursuing in an effort to strengthen its financial condition. The strategies included a potential restructuring transaction that may involve the exchange or conversion of Notes and/or Preferred Stock for shares of Common Stock. Given the Reporting Persons controlling position with respect to the Notes, any such restructuring transaction may require the consent of the Reporting Persons. Such presentation was not a formal proposal regarding the terms on which the Reporting Persons would agree to such a restructuring transaction, but provided an illustrative example of potential strategies to simplify the Issuer’s capital structure.

     The Reporting Persons continuously review their investment in the Issuer and reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they deem appropriate to maximize the value of their investment. The Reporting Persons have sought and may in the future seek the views of, hold discussions with and respond to inquiries from the Issuer’s shareholders, and/or the board of directors, officers or representatives of the Issuer, as well as other persons, regarding potential strategic alternatives for the Issuer. In connection with any such strategic alternatives and other plans or proposals that the Reporting Persons may develop, the Reporting Persons may make and negotiate proposals to and with the Issuer and/or such other persons concerning potential strategic alternatives, and may enter into agreements, including agreements to provide equity or debt financing, with the Issuer and/or such other persons in connection with those negotiations and proposals. Such discussions may include one or more actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.
Item 5. Interest in Securities of the Issuer
     (a), (b) Based upon the 2009 10-K, 10,548,330 shares of Common Stock were outstanding as of April 3, 2009 and the Subject Shares represented approximately 12.13% of the Common Stock outstanding as of such date.
     Capital Advisors, as the investment manager of the Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the manager of Capital Advisors, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Richard Levy may be deemed to be the beneficial owner of the Subject Shares for purposes of this Schedule 13D. Capital Advisors, Jacob Capital and Richard Levy disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.
     Each of the Reporting Persons may also be deemed to be the beneficial owner of 3,397,901 shares of Common Stock issuable upon conversion of the Notes and 1,948,345 shares of Common Stock issuable upon conversion of the Preferred Stock. The Notes and the Preferred Stock are subject to so-called “blocker” provisions prohibiting the Reporting Persons from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock. Accordingly, based on the number of outstanding Common Shares as reported in the 2009 10-K, the Notes and the Preferred Stock are not currently convertible and, consequently, the 5,346,246 shares of Common Stock issuable upon conversion of the Notes and the Preferred Stock have not been included in the number of Subject Shares beneficially owned by the Reporting Persons.

     (c) On March 13, 2009, the Fund purchased 227,423 shares of Common Stock for $0.15 per share. This purchase was effected through privately negotiated transactions.
     (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     To the knowledge of the Reporting Persons, except as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
1.	Joint Filing Agreement, dated as of April 27, 2009, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 27, 2009

VICTORY PARK CAPITAL ADVISORS, LLC
By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Attorney-in-Fact

JACOB CAPITAL, L.L.C.
By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

RICHARD LEVY
/s/ Richard Levy
Richard Levy

EXHIBIT INDEX
1.	Joint Filing Agreement, dated as of April 27, 2009, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

EI-1